SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

Pedevco Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70532Y 20 4
(CUSIP Number)

Eric Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Golden Globe Energy (US), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,441,625 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,375,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,441,625 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 66,625 shares of Series A Preferred Stock. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,441,625 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,375,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,441,625 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 66,625 shares of Series A Preferred Stock. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,441,625 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,375,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,441,625 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 66,625 shares of Series A Preferred Stock. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Credit Opportunities Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,445

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,445

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,445

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

OO

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Credit Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,445

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,445

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,445

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,476,070 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,409,445

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,476,070 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 66,625 shares of Series A Preferred Stock. See Item 5(a).

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of PEDEVCO Corp., a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4125 Blackhawk Plaza Circle, Suite 201, Danville, California 94506.

Item 2.	Identity and Background.

(a)           This statement is filed by Golden Globe Energy (US), LLC, a Delaware limited liability company (“GGE”), Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (“PPVA”), Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), Platinum Partners Credit Opportunities Fund LLC, a Delaware limited liability company (“PPCO”), Platinum Credit Holdings LLC, a Delaware limited liability company (“Credit Holdings”), and Mark Nordlicht. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

GGE is a wholly owned subsidiary of PPVA. Platinum Management is the investment manager and general partner of PPVA. Credit Holdings is the managing member of PPCO. Mark Nordlicht is the Chief Investment Officer of each of Platinum Management and Credit Holdings. By virtue of these relationships, each of PPVA, Platinum Management and Mark Nordlicht may be deemed to beneficially own the Shares owned directly and beneficially by GGE. By virtue of these relationships, each of Credit Holdings and Mark Nordlicht may be deemed to beneficially own the Shares owned directly by PPCO.

(b)           The business address of each of the Reporting Persons is 250 West 55th Street, 14th Floor New York, NY 10019.

(c)           The principal business of each of GGE, PPVA and PPCO is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of Platinum Management is serving as the investment manager and general partner of PPVA. The principal business of Credit Holdings is serving as the managing member of PPCO. The principal occupation of Mark Nordlicht is serving as the Chief Investment Officer of each of PPCO and PPVA.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           PPVA is organized under the laws of the Cayman Islands. Each of GGE, PPCO, Credit Holdings and Platinum Management is organized under the laws of the State of Delaware. Mark Nordlicht is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

A total of approximately $2,450,000 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of GGE and PPCO and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Shares.

On February 23, 2015 (the “Closing”), the Issuer entered into and closed the transactions contemplated by a Purchase and Sale Agreement (the “Purchase Agreement”) with GGE, pursuant to which the Issuer, through its wholly-owned subsidiary Red Hawk Petroleum, LLC (“Red Hawk”), acquired from GGE all of GGE’s rights, title and interest in approximately 12,977 net acres in the DJ Basin located almost entirely within Weld County, Colorado, including acreage located in the prolific Wattenberg core area, and interests in 53 gross wells with an estimated current net daily production of approximately 500 barrels of oil equivalent per day as of February 7, 2015 (the “Acquired Assets”). All of GGE’s leases and related rights, oil and gas and other wells, equipment, easements, contract rights, and production (effective as of the Effective Date (defined below) of the agreement) are included in the purchase, the majority of which assets were originally conveyed to GGE’s predecessor-in-interest, RJ Resources Corp., by the Issuer in March 2014.

As consideration for the acquisition of the Acquired Assets, the Issuer (i) issued to GGE 3,375,000 restricted Shares and 66,625 restricted shares of the Issuer’s newly-designated Amended and Restated Series A Convertible Preferred Stock (the “Series A Preferred Stock”), (ii) assumed approximately $8.35 million of junior subordinated debt from GGE (the “Junior Debt”) pursuant to an Assumption and Consent Agreement and an Amendment to Note and Security Agreement, and (iii) provided GGE with a one-year option to acquire the Issuer’s interest in its Kazakhstan opportunity for $100,000 pursuant to a Call Option Agreement (the “Kazakhstan Call Option Agreement”).

The effective date of the transaction was January 1, 2015 (the “Effective Date”), with the exception of all revenues and refunds attributable to GGE’s approximate 49.7% interest in each of the Loomis 2-1H, Loomis 2-3H and Loomis 2-6H wells.

In accordance with the terms of the Purchase Agreement, the Issuer has formally increased the size of its Board of Directors from three (3) members to five (5) members, and provided GGE the right pursuant to the Purchase Agreement and the certificate of designation designating the Series A Preferred Stock, upon notice to the Issuer, to appoint designees to fill the two vacant seats, one of which must be an independent director as defined by applicable rules, provided that no designees have been appointed to date. Such appointment rights continue until GGE no longer holds any of the Tranche One Shares (defined below). The Issuer has further agreed that, within 90 days of the Closing, extendable by up to an additional 45 days in the event the Issuer is a party to a material corporate transaction that requires shareholder approval, the Issuer shall file all required documentation with the Securities and Exchange Commission (the “SEC”) necessary to seek shareholder approval (the “Shareholder Approval”) of the Certificate of Designation (defined below), the issuance of the Shares upon conversion of the Series A Preferred Stock, and other related matters, and to include the Board’s recommendation to the shareholders that they approve these matters.

Pursuant to the Issuer’s Amended and Restated Certificate of Designations of PEDEVCO Corp. Establishing the Designations, Preferences, Limitations, and Relative Rights of its Series A Convertible Preferred Stock (the “Certificate of Designation”), the shares of Series A Preferred Stock issued to GGE (i) have a liquidation preference senior to all of the Issuer’s common stock equal to $400 per share (the “Liquidation Preference”), (ii) accrue an annual dividend equal to 10% of their Liquidation Preference, payable annually from the date of issuance (the “Dividend”), (iii) vote together with the Shares on all matters, with each share of Series A Preferred Stock having one vote, and (iv) are not convertible into Shares until the Shareholder Approval is received. Upon the Issuer’s receipt of Shareholder Approval, (x) the Series A Preferred Stock automatically cease accruing Dividends and all accrued and unpaid Dividends are automatically forfeited and forgiven in their entirety, (y) the Liquidation Preference of the Series A Preferred Stock is reduced to $0.001 per share from $400 per share, and (z) each share of Series A Preferred Stock is convertible into Shares on a 1,000:1 basis, subject to a lock-up that prohibits GGE from selling the shares through the public markets for less than $1 per share (on an as-converted to Share basis) for a period that is 12 months following the Closing, provided that no conversion is allowed in the event the holder thereof would beneficially own more than 9.99% of the Shares or voting stock.

Additionally, in the event the Issuer repays all amounts due and outstanding under the PEDEVCO Senior Loan (defined below) within nine months of the Closing, the Issuer is entitled, at its option, to redeem (or assign the right to redeem or purchase) the Series A Preferred Stock as follows: (i) for the first nine months following the Closing, the Issuer may repurchase and redeem any or all of 15,000 shares of Series A Preferred Stock (the “Tranche One Shares”) at a repurchase price of $500 per share; (ii) following the first nine months after the Closing until 24 months following the Closing, the Issuer may repurchase and redeem any or all of the outstanding Tranche One Shares or any or all of an additional 15,000 shares of Series A Preferred Stock (the “Tranche Two Shares”) at a repurchase price of $650 per share; and (iii) following 24 months after the Closing until 36 months following the Closing, the Issuer may repurchase and redeem any or all remaining outstanding shares of Series A Preferred Stock at a repurchase price of $800 per share. In addition, in the event the Issuer repays the PEDEVCO Senior Loan and redeems all the Tranche One Shares within nine months of the Closing, (i) 25,000 shares of Series A Preferred Stock (the “Tranche Four Shares”) are automatically redeemed and repurchased by the Issuer for $0 per share, and (ii) GGE may request (but not require) that the Issuer redeem and repurchase (x) the Tranche Two Shares (or such portion thereof that is then outstanding) at a redemption price of $650 per share for a period of 30 days following the 24th month anniversary of the Closing, and (y) the Tranche Two Shares (or such portion thereof that is then outstanding) and 11,625 shares of Series A Preferred Stock (the “Tranche Three Shares”) at a redemption price of $800 per share for a period of 30 days following the 36th month anniversary of the Closing (the “Holder Redemption Requests”). In the event the Issuer does not redeem and repurchase (or if the Issuer has assigned such right, another party has redeemed or purchased) all such shares pursuant to the Holder Redemption Requests, the holders thereof have no recourse against the Issuer, provided that if the Issuer (or if applicable, the third party) does not repurchase and redeem all such requested shares, and the average closing price of the Shares over the 30 day period immediately preceding the third anniversary of the Closing is below $0.80 per share, then the Issuer is required to issue the holders up to an additional 10,000 shares of Series A Preferred, pro-rated based on the actual number of shares redeemed and repurchased by the Issuer.

The Assumption and Consent Agreement provides that, as of the Effective Date, the Issuer assumes all of GGE’s rights, obligations and liabilities under that certain Note and Security Agreement, dated April 10, 2014 (the “GGE Note”), as amended by that certain Amendment to Note and Security Agreement, dated as of the Effective Date (the GGE Note, as amended, the “Amended GGE Note”). The lender under the Amended GGE Note is RJ Credit LLC (“RJC”), and the Amended GGE Note has an aggregate principal balance of $8,353,496. The Amended GGE Note is due and payable on December 31, 2017, and bears interest at the per annum rate of 12% (24% upon an event of default), which interest is payable monthly in cash by the Issuer.  The Amended GGE Note is subordinate and subject to the terms and conditions of those certain promissory notes issued by the Issuer in favor of BRe BCLIC Primary, BRe BCLIC Sub, BRe WINIC 2013 LTC Primary, BRe WNIC 2013 LTC Sub, and RJC, as investors (the “PEDEVCO Senior Loan Investors”), and BAM Administrative Services LLC, as agent for the investors, and any related collateral documents (collectively, the “PEDEVCO Senior Loan”), as well as any future secured indebtedness of the Issuer from a lender with an aggregate principal amount of at least $20,000,000 (“Future PEDEVCO Loan”). Should the Issuer repay the PEDEVCO Senior Loan and replace such indebtedness with a Future PEDEVCO Loan, then, upon the reasonable request of such senior lender, RJC agreed to further amend the Amended GGE Note to adjust the frequency of interest payments or to eliminate such payments and replace the same with the accrued interest to be paid at maturity.

The GGE Note contains customary representations, warranties, covenants and requirements for the Issuer to indemnify RJC and its affiliates, related parties and assigns. The GGE Note also includes various covenants (positive and negative) binding the Issuer, including requiring that the Issuer provide RJC with quarterly (unaudited) and annual (audited) financial statements, restricting the Issuer’s creation of liens and encumbrances, or sell or otherwise disposing, the Collateral (as defined therein). RJC is one of the lenders under the PEDEVCO Senior Loan, and is an affiliate of GGE.

The Kazakhstan Call Option Agreement provides that for a period of one (1) year following the Closing, GGE may acquire from the Issuer, for a purchase price of $100,000, either (i) that certain promissory note (the “A6 Promissory Note”), in the principal amount of $5 million, issued by Asia Sixth Energy Resources Limited (“Asia Sixth”) to Pacific Energy Development Corp. (“PEDCO”), a wholly-owned subsidiary of the Issuer, on August 1, 2014, or (ii) in the event the A6 Promissory Note is exchanged for capital stock in Caspian Energy Inc. (the “CEI Stock”) pursuant to that certain Share Purchase Agreement dated as of August 1, 2014, by and among PEDCO, Asia Sixth, and certain other parties thereto, GGE may acquire the CEI Stock from the Issuer.

The foregoing description of the Purchase Agreement, the Certificate of Designation, the GGE Note, the Amended GGE Note, the Assumption and Consent Agreement, and the Kazakhstan Call Option Agreement, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, the Certificate of Designation, the GGE Note, the Amended GGE Note, the Assumption and Consent Agreement, and the Kazakhstan Call Option Agreement, copies of which are attached as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, hereto, respectively, and are incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of the Issuer and other stockholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 37,816,497 Shares outstanding as of the date hereof based on information provided by the Issuer.

As of the date hereof, GGE owned directly 3,375,000 Shares and may be deemed to have beneficially owned an additional 66,625 Shares by virtue of its ability to vote the 66,625 shares of Series A Preferred Stock owned directly by it together with the Shares on all matters in accordance with the terms of the Series A Preferred Stock, constituting approximately 9.1% of the Shares outstanding. By virtue of their relationships with GGE discussed in further detail in Item 2, each of PPVA, Platinum Management and Mark Nordlicht may be deemed to beneficially own the Shares beneficially owned by GGE.

As of the date hereof, PPCO owned directly 34,445 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with PPCO discussed in further detail in Item 2, each of Credit Holdings and Mark Nordlicht may be deemed to beneficially own the Shares owned directly by PPCO.

(b)           Each of GGE, PPVA, Platinum Management and Mark Nordlicht have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by GGE.

Each of the PPCO, Credit Holdings and Mark Nordlicht have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by PPCO.

(c)           On February 24, 2015, GGE entered into the Purchase Agreement as defined and described in Item 4 above.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 6, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Reference is made to the Purchase Agreement, the Certificate of Designation, the GGE Note, the Amended GGE Note, the Assumption and Consent Agreement, and the Kazakhstan Call Option Agreement defined and described in Item 4 above, which are attached as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, hereto, respectively, and are incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Purchase and Sale Agreement, dated February 23, 2015, by and between Golden Globe Energy (US), LLC and Red Hawk Petroleum, LLC (incorporated herein by reference to Exhibit 2.1 of PEDEVCO Corp.’s Current Report on Form 8-K filed February 24, 2015) (File No. 001-35922).

99.2           Amended and Restated Certificate of Designations of PEDEVCO Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of its Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 of PEDEVCO Corp.’s Current Report on Form 8-K filed February 24, 2015) (File No. 001-35922).

99.3           Note and Security Agreement, dated April 10, 2014, by and between Golden Globe Energy (US), LLC (formerly RJ Resources Corp.), and RJ Credit LLC (incorporated herein by reference to Exhibit 10.1 of PEDEVCO Corp.’s Current Report on Form 8-K filed February 24, 2015) (File No. 001-35922).

99.4           Amendment to Note and Security Agreement, dated February 23, 2015, by and between PEDEVCO Corp. and RJ Credit LLC (incorporated herein by reference to Exhibit 10.2 of PEDEVCO Corp.’s Current Report on Form 8-K filed February 24, 2015) (File No. 001-35922).

99.5           Assumption and Consent Agreement, dated February 23, 2015, by and among RJ Credit LLC, Golden Globe Energy (US), LLC (formerly RJ Resources Corp.), and PEDEVCO Corp. (incorporated herein by reference to Exhibit 10.3 of PEDEVCO Corp.’s Current Report on Form 8-K filed February 24, 2015) (File No. 001-35922).

99.6           Call Option Agreement, dated February 23, 2015, by and between PEDEVCO Corp., Pacific Energy Development Corp. and Golden Globe Energy (US), LLC (incorporated herein by reference to Exhibit 10.4 of PEDEVCO Corp.’s Current Report on Form 8-K filed February 24, 2015) (File No. 001-35922).

99.7           Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 6, 2015

GOLDEN GLOBE ENERGY (US), LLC

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By:	By: Platinum Management (NY) LLC, as Investment Manager

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

PLATINUM MANAGEMENT (NY) LLC

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

PLATINUM PARTNERS CREDIT OPPORTUNITIES FUND LLC

By:	Platinum Credit Holdings LLC Managing Member

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

PLATINUM CREDIT HOLDINGS LLC

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

/s/ Mark Nordlicht
MARK NORDLICHT